Chairman R. Charles Loudermilk, Sr.	Aaron’s, Inc. 309 E. Paces Ferry Rd. N.E. Suite 1100 Atlanta, Georgia 30305-2377/(404) 231-0011
President & CEO Ronald W. Allen
Executive Vice President & CFO Gilbert L. Danielson
COO William K. Butler, Jr.

March 9, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Attention: Mr. Rufus Decker, Accounting Branch Chief

RE:	Aaron’s, Inc.

Form 10-K for the Year ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Period ended September 30, 2011

Filed November 7, 2011

File No. 1-13941

Dear Mr. Decker:

Aaron’s, Inc. (the “Company”) hereby provides below a response to comment 5 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 3, 2012. The Company previously responded to comments 1-4 of your February 3 letter in a letter dated February 23, 2012. For convenience of reference, the Staff’s comment 5 is reprinted in italics above the Company’s response.

The Company is requesting confidentiality pursuant to the Commission’s Rule 83 for its response to comment 5, and consequently the response is redacted from this EDGAR filing.

Unless the context requires otherwise, references to we, our, us, Aaron’s or the Company in the responses below refer to Aaron’s, Inc.

Letter to the Securities and Exchange Commission

March 9, 2012

Form 10-K for the Year ended December 31, 2010

Note E – Commitments, page 12

Litigation, page 12

5.	We have reviewed your response to prior comment seven from our letter dated December 21, 2011. Please help us understand how you determined that disclosures regarding the Alford v. Aaron Rents, Inc. matter did not need to be provided in filings prior to the June 2011 settlement, including how you determined that any reasonably possible loss was not likely to have a material effect on your financial statements. Please specifically address the following:

•	Please provide us with a timeline of any significant developments regarding the matter from when the lawsuit was originally filed in October 2008 through the June 14, 2011 jury decision date;

•	Please tell us whether any potential settlement discussions took place. Please tell us any proposed settlement amounts discussed; and

•	Please provide us with a summary of past experiences you have had in similar cases, including actual settlement and judgment amounts.

Response:

[The Company has requested confidential treatment for this response pursuant to the Commission’s Rule 83 and has consequently redacted it from this EDGAR filing. The Company has previously provided its unredacted response to the Staff.]

*****

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Letter to the Securities and Exchange Commission

March 9, 2012

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 402-3388. Thank you.

Sincerely,

AARON’S, INC.

By:	/s/ Robert. P Sinclair
Robert P. Sinclair, Jr.
Vice President, Corporate Controller